United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of MAY 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Natuzzi Announces Financial Results for the Fourth Quarter of 2025

4Q 2025: Highlights

▪
Total net sales amounted to €77.5 million, up 3.4% from €74.9 million in 4Q 2024.
▪
Gross margin at 30.2% of revenue, compared to 38.1% in 4Q 2024, primarily impacted by the planned production shift of Natuzzi Editions from China to Italy—which saw Italian volumes increased four times year-over-year—alongside lower sales for Natuzzi Italia and the direct retail network, and a €2.3 million impairment of machinery and equipment at selected Italian factories and included in the cost of sales.
▪
Operating loss of (€13.6) million, compared to an operating loss of (€2.7) million in 4Q 2024. Excluding €7.6 million of total impairment—of which €3.4 million in the selling expenses, €1.9 million in the administrative expenses, and the above mentioned €2.3 million in the cost of sales—the operating loss would have been (€6.0) million mainly due to the production allocation and sales mix.
▪
Net finance costs were (€1.8) million, compared to net finance costs of (€1.4) million in 4Q 2024 as a result of Euro strengthening.
▪
Loss for the period of (€15.5) million, compared to a loss of (€3.9) million in 4Q 2024.
▪
As of December 31, 2025, we held €20.3 million in cash, the same as at December 31, 2024.
▪
Disposal of a Company’s asset completed in January 2026 for total cash consideration of €7.1 million. This transaction will be reflected in 1Q 2026 financial statements.
▪
Notwithstanding the positive collaboration with government institutions, negotiations with trade unions to address labor-related actions are progressing but still complex.
▪
In December 2025, the Company has initiated a due diligence process with a potential Italian institutional investor as part of its capital strengthening strategy.
▪
The Board of Directors has authorized the CEO to initiate an out-of-court negotiated composition proceeding (“Composizione Negoziata della Crisi”) under protective measures from applicable Italian statutory frameworks. This voluntary restructuring framework, specific only for Italian companies, is designed to support constructive discussions with stakeholders and to facilitate an early and orderly management of the Group’s financial position, with limited court involvement. Under this procedure, the Company’s management retains both ordinary and extraordinary powers of administration and the Company's shareholders continue to exercise their ordinary rights as equity holders of the Company. The formal filing is expected to take place in the coming weeks.
▪
Store traffic and written orders continue to remain below our expectations, due to persistent geopolitical uncertainty and macroeconomic headwinds that continue to discourage consumer demand and, consequently, sales. This may adversely affect our results of operations.

*****

Santeramo in Colle (BA), May 15, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reports its unaudited financial information for the fourth quarter ended December 31, 2025.

Pasquale Natuzzi, Chairman and Chief Executive Officer ad interim of the Group, commented: “The global furniture market is navigating through one of its most challenging periods in the last twenty years. Trade tariffs, geopolitical instability, and softening consumer demand in key markets have placed the furniture sector under significant pressure. Furthermore, the escalation of the conflict involving the US, Iran and Israel this past March has introduced new uncertainties, which may likely lead to further discouraging consumers’ demand for semi-durable goods.

Full-year results, which include asset impairments, reflect both the uncertainty surrounding the current business environment, and Company specific challenges. Notably, unexpected U.S. trade tariffs imposed on EU following the production shift of Natuzzi Editions from China to Italy offset the anticipated benefits of this relocation

To navigate these challenges, the Company has prepared a strategic plan aimed at streamlining our cost base and pursuing long-term sustainability. This plan reflects a necessary evolution of our organizational model as it includes the optimization of our manufacturing footprint in Italy to realign production capacity with current market demand and drive structural operational efficiency. This process will be further supported by overhead restructuring actions at HQ and certain commercial subsidiaries, the review of our direct retail network, the strategic outsourcing of selected non-core activities, tight control and revision of discretionary spending.

In line with our strategy to enhance operational flexibility and focus on core business, we completed the sale of an asset earlier this year. The financial impact of this transaction will be reflected in our first quarter results for 2026. We remain committed to further optimizing our portfolio and are evaluating the potential divestiture of additional non-core assets in Italy that no longer align with our long-term strategic objectives.

While our dialogue with labor unions has proven complex, it remains constructive and open. We appreciate the positive collaboration with government institutions as we work together to identify mutually agreed solutions. Over the past few weeks, I have personally led intensive discussions with both union and government representatives to address our immediate challenges, with a strict focus on workforce reorganization and cost-optimization initiatives. Securing this agreement with the trade unions is a critical milestone in driving our comprehensive turnaround. The Company’s primary objective is to facilitate an orderly workforce restructuring and form the basis for strengthening the Company’s capital structure—an essential step in advancing the Group’s broader and structural restructuring, subject to the successful completion of ongoing negotiations. In this regard, the

Company’s management and directors are progressing in evaluating capital-raising alternatives, including a potential capital increase involving also an Italian institutional investor, with which due-diligence procedures have already started.

At the same time, the Group has continued to invest in product development and innovation. In 2025, we introduced 50 new projects, with additional developments underway this year. We have won prestigious design awards around the world. Since 2018, the Group has expanded its retail footprint by nearly 90 stores while prioritizing network quality. This transformation included opening new Natuzzi locations alongside strategic relocations and closures, the introduction of updated retail concepts, as well as renovating Natuzzi galleries—all aimed at improving the customer experience.

The ‘Salone del Mobile 2026’, held in Milan in April, marked the return of the Natuzzi Italia brand, the first time since 2020. On that occasion, we presented our most innovative collections alongside a new retail concept—Natuzzi Studio—which introduces an efficient, exclusive, and experiential concept specifically engineered to facilitate collaboration with architects, designers, and clients. This new retail concept is strategically designed to support sales performance across our retail network. These initiatives are intended to strengthen Natuzzi's position in international design.

We have set an intense agenda of commercial, marketing and customer engagement activities for the rest of the year, including our participation at the most prestigious international design events and the upcoming sales congress to be held at our headquarters in Italy where, from May 18th onwards, we aim to welcome a majority of our retail partners and new prospects to engage in discussions and plans to promote business and sales development. While recent performance has been below expectations, we are actively rebalancing our business towards a more scalable B2B and contract-driven model. This transition is already reflected in an encouraging growing contribution from trade sales, alongside the rollout of new, design-oriented store layout.

The transformation we are undertaking is a necessary step to address current challenges and position the organization for long-term sustainability. The measures set out in our plan are designed to strengthen our market presence and lay the foundations for a solid and sustainable relaunch of the Company, should market conditions improve.”

**********

Pursuant to the protective measures provided under applicable Italian statutory frameworks, on May 14, 2026, the Board of Directors of Natuzzi S.p.A. granted a mandate to the Chief Executive Officer ad interim, to initiate a negotiated crisis settlement procedure (Composizione Negoziata della Crisi – “CNC”), aimed at enabling the Company to accelerate financial and operational rebalancing while preserving business continuity, industrial value, and the interests of all stakeholders. The formal application to initiate the CNC process will be submitted in the coming weeks.

The CNC is an out-of-court restructuring framework designed to facilitate consensual negotiations, where the Company’s management retains both ordinary and extraordinary powers of administration. Under this procedure, the Company's shareholders continue to exercise their ordinary rights as equity holders of the Company.

Under the guidance of an independent expert appointed by the competent Chamber of Commerce, the procedure aims to reach mutually agreed solutions with creditors and stakeholders, thereby supporting corporate turnaround in times of—even temporary—financial or operational difficulty.

The primary objective is to restore a sustainable economic and financial equilibrium. This aims to enable the Company to address market challenges while seeking to safeguard business continuity, protect employment, maintain dealer relations, and preserve supplier support—all of which represent fundamental pillars for the Company’s long-term sustainability.

**********

2025 - FOURTH QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 4Q 2025 amounted to €77.5 million, up 3.4% compared to €74.9 million in 4Q 2024.

Sales from upholstered and other home furnishings products amounted to €75.4 million, up 3.6% compared to 4Q 2024.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business: i) Branded/Unbranded Business; ii) Key Markets; iii) Distribution.

I)
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

The following is the contribution of each brand in terms of invoiced sales for 4Q 2025:

	4Q 2025	4Q 2024	Delta €	Delta %
Natuzzi Italia	27.9	28.6	(0.7)	(2.7)%
Natuzzi Editions	33.6	30.7	2.9	9.5%
Divani&Divani by Natuzzi	9.9	7.4	2.5	33.4%
Unbranded	4.0	6.0	(2.0)	(32.9)%

Total	75.4	72.7	2.7	3.6%

Figures in €/million, except percentage.

II)
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 4Q 2025, compared to 4Q 2024, according to the following geographic areas.

	4Q 2025	4Q 2024	Delta €	Delta %
North America	19.9	21.3	(1.4)	(6.7)%
Greater China	4.9	3.9	1.0	26.9%
West & South Europe	25.7	25.0	0.7	2.6%
Emerging Markets	14.2	12.0	2.2	17.9%
Rest of the World*	10.7	10.5	0.2	2.1%
Total	75.4	72.7	2.7	3.6%

Figures in €/million, except percentage.

*Includes South and Central America, Rest of APAC.

III)
Distribution

During 4Q 2025, the Group distributed its branded collections in 95 countries, according to the following table.

	Direct Retail	FOS**	Total retail stores (Dec. 31, 2025)
North America	22(1)	11	33
Greater China	15(2)	221	236
West & South Europe	28	95	123
Emerging Markets	─	79	79
Rest of the World*	4	89	93
Total	69	495	564

(1) Included 3 Directly Operated Stores (DOS) in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

*Includes South and Central America, Rest of APAC.

** FOS = Franchise stores managed by independent partners.

Below is a breakdown of upholstery and home-furnishings invoiced sales for 4Q 2025, compared to 4Q 2024, according to distribution channels.

	4Q 2025	4Q 2024	Delta €	Delta %
Retail DOS	17.9	18.7	(0.8)	(4.6%)
Retail FOS	29.4	27.4	2.0	7.5%

Contract	1.1	-	1.1	N.M.
Wholesale Gallery	21.5	19.5	2.0	10.2%
Wholesale (Free market)	5.5	7.1	(1.6)	(22.1%)
Total	75.4	72.7	2.7	3.6%

Figures in €/million, except percentage.

N.M. = Not meaningful

GROSS MARGIN

Gross Profit as percentage of revenue (“gross margin”) was 30.2%, compared to 38.1% in 4Q 2024. Gross margin was adversely affected primarily by the planned production shift of Natuzzi Editions from China to Italy—which saw Italian volumes increased four times year-over-year—alongside lower sales for Natuzzi Italia and the direct retail network, and a €2.3 million impairment of machinery and equipment at selected Italian factories and included in the cost of sales.

Furthermore, the planned shift of Natuzzi Editions production in 2025 from China to Italy resulted in an increase in consumption of raw materials on revenue, which passed from 34.2% in 4Q 2024 to 39.2% in 4Q 2025.

During 4Q 2025, industrial labor cost totaled (€17.1) million, or (22.1%) of revenue, compared to (€16.8) million, or (22.4%) of revenue in 4Q 2024. In 4Q 2025, the cost of industrial labor included (€0.7) million of severance-related accruals to reduce the number of workers, compared to (€0.4) million in 4Q 2024.

“Other industrial costs” were (€6.6) million, compared to (€4.0) million in 4Q 2024, and included €2.3 million of the above-mentioned impairment. Excluding this impairment, gross margin would have been 33.2% in 4Q 2025.

OPERATING EXPENSES

During 4Q 2025, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€37.0) million, or (47.7%) of revenue, compared to (€31.2) million, or (41.6%) of revenue in 4Q 2024, including non-recurrent impairment losses for €5.3 million for non-financial assets related to our retail operations in the U.S. and Europe and corporate assets, compared to a €0.4 million impairment recognized in 4Q 2024.

Trade duties to goods manufactured in Europe and delivered in the U.S were €2.0 million, compared to €0.7 million in 4Q 2024. The Company continues to implement price-list adjustments to counterbalance the increase in trade duties.

Transportation costs were stable at (€5.8) million, representing 7.5% of revenue, compared to 7.7% in 4Q 2024.

Salaries within Selling and Administrative expenses were €12.0 million, compared to €11.8 million in 4Q 2024. 4Q 2025 salaries included €0.5 million of severance related costs, compared to €0.1 million in 4Q 2024.

NET FINANCE INCOME/(COSTS)

Net Finance costs were (€1.8) million, compared to a total of (€1.4) million of Net Finance costs in 4Q 2024, mainly due to the strengthening of Euro.

CASH FLOW AND BALANCE SHEET

As of December 31, 2025, we held €20.3 million in cash, the same as at December 31, 2024. The difference in cash during the period is the result of the following:

─
Net cash used in the operating activities of (€4.5) million;
─
Net cash provided by investing activities of €2.8 million, which includes proceeds of €7.5 million from the sale of a property in High Point, NC, and €2.4 million from the sale of a plot of land in Romania;
─
Net cash provided by financing activities of €1.4 million, which includes also €10.0 million received from the majority shareholder to support cash requirements and the transformation process;
─
Effect of movements in exchange rates on cash equal to (€0.6) million;
─
Net cash from increased bank-overdraft repayable on demand of €0.8 million.

As of December 31, 2025, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€32.2) million, compared to (€21.7) million as of December 31, 2024, indicating a deterioration of €10.5 million in the period.

******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Fourth quarter ended on		Change	Percentage of revenue
	31-Dec-25	31-Dec-24%		31-Dec-25	31-Dec-24
Revenue	77.5	74.9	3.4%	100.0%	100.0%
Cost of Sales	(54.1)	(46.4)	16.5%	-69.8%	-61.9%
Gross profit	23.4	28.5	-18.0%	30.2%	38.1%
Other income	1.2	1.0		1.6%	1.3%
Selling expenses	(26.5)	(23.0)	15.2%	-34.2%	-30.7%
Administrative expenses	(11.6)	(9.0)	28.5%	-15.0%	-12.1%
Impairment on trade receivables	0.0	0.0		0.0%	0.0%
Other expenses	(0.1)	(0.2)		-0.2%	-0.2%
Operating profit/(loss)	(13.6)	(2.7)		-17.5%	-3.5%
Finance income	0.2	0.2		0.2%	0.3%
Finance costs	(2.0)	(2.9)		-2.6%	-3.8%
Net exchange rate gains/(losses)	(0.0)	1.3		0.0%	1.7%
Net finance income/(costs)	(1.8)	(1.4)		-2.3%	-1.8%
Share of profit/(loss) of equity-method investees	(0.1)	0.3		-0.2%	0.4%
Profit/(Loss) before tax	(15.5)	(3.7)		-20.0%	-5.0%
Income tax expense/(benefit)	(0.0)	(0.2)		0.0%	-0.2%
Profit/(Loss) for the period	(15.5)	(3.9)		-20.0%	-5.2%
Profit/(Loss) attributable to:
Owners of the Company	(14.5)	(3.3)
Non-controlling interests	(1.0)	(0.6)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Twelve months ended on		Change	Percentage of revenue
	31-Dec-25	31-Dec-24%		31-Dec-25	31-Dec-24
Revenue	308.2	318.8	-3.3%	100.0%	100.0%
Cost of Sales	(204.8)	(203.1)	0.8%	-66.4%	-63.7%
Gross profit	103.4	115.7	-10.6%	33.6%	36.3%
Other income	9.6	4.8		3.1%	1.5%
Selling expenses	(90.5)	(90.2)	0.3%	-29.4%	-28.3%
Administrative expenses	(40.8)	(36.0)	13.3%	-13.2%	-11.3%
Impairment on trade receivables	(0.0)	(0.3)		0.0%	-0.1%
Other expenses	(0.5)	(0.3)		-0.2%	-0.1%
Operating profit/(loss)	(18.8)	(6.3)		-6.1%	-2.0%
Finance income	0.6	0.8		0.2%	0.3%
Finance costs	(8.7)	(10.2)		-2.8%	-3.2%
Net exchange rate gains/(losses)	(2.2)	0.6		-0.7%	0.2%
Net finance income/(costs)	(10.4)	(8.8)		-3.4%	-2.8%
Share of profit/(loss) of equity-method investees	(0.4)	0.4		-0.1%	0.1%
Profit/(Loss) before tax	(29.6)	(14.7)		-9.6%	-4.6%
Income tax expense/(benefit)	(1.0)	(0.7)		-0.3%	-0.2%
Profit/(Loss) for the period	(30.6)	(15.4)		-9.9%	-4.8%
Profit/(Loss) attributable to:
Owners of the Company	(29.9)	(15.2)
Non-controlling interests	(0.7)	(0.2)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	31-Dec-25	31-Dec-24
ASSETS
Non-current assets	146.9	175.6
Current assets	122.0	143.4
TOTAL ASSETS	268.9	319.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	23.0	54.0
Non-controlling interests	2.9	4.2
Non-current liabilities	98.7	102.5
Current liabilities	144.3	158.3
TOTAL EQUITY AND LIABILITIES	268.9	319.0

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	31-Dec-25	31-Dec-24
Cash and cash equivalents	20.3	20.3
Less:
Bank overdrafts and short-term borrowings	22.2	23.3
Current portion of long-term borrowings	7.3	4.5
Long-term borrowings	23.1	14.2
Net Financial Position before lease liabilities	(32.2)	(21.7)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-25	31-Dec-24

Net cash provided by (used in) operating activities	(4.5)	1.7
Net cash provided by (used in) investing activities	2.8	(4.3)
Net cash provided by (used in) financing activities	1.4	(12.8)
Increase (decrease) in cash and cash equivalents	(0.3)	(15.4)
Cash and cash equivalents, beginning of the year	17.0	31.6
Effect of movements in exchange rates on cash held	(0.6)	0.8
Cash and cash equivalents, end of the period	16.1	17.0

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-25	31-Dec-24
Cash and cash equivalents in the statement of financial position	20.3	20.3
Bank overdrafts repayable on demand	(4.2)	(3.3)
Cash and cash equivalents in the statement of cash flows	16.1	17.0

**********

CONFERENCE CALL

The Company will host a conference call on Tuesday, May 19, 2026, at 9:30 a.m. U.S. Eastern time (3.30 p.m. Italy time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: + 1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

**********

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S.

Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with US Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. Reconciliations between Net Financial Position and the most directly comparable measures under IFRS is provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 564 monobrand stores, 487 Natuzzi galleries, along with more than 550 curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	May 15, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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